Exhibit 4.12

NON-SOLICITATION AGREEMENT

This NON-SOLICITATION AGREEMENT (this “Agreement”) is entered into as of 18 July 2021, by and between Genetic Technologies Limited, a company formed under the laws of the Commonwealth of Australia (“Buyer”), and BelHealth Investment Fund II, L.P., a Delaware limited partnership (the “Restricted Party”). Each of Buyer and the Restricted Party is sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used herein without being otherwise defined shall have the meanings assigned thereto in the Purchase Agreement (defined below).

RECITALS

WHEREAS, concurrently herewith, Buyer on the one part, and General Genetics Corporation, General Genetics Europe Limited, General Genetics Limited UK and The Genetic Test Laboratories Australia Pty Limited together on the other part are entering into that certain Sale of Business Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Purchase Agreement”); and

WHEREAS, pursuant to the Purchase Agreement, it is contemplated that, upon the terms and subject to the conditions set forth therein, Buyer will acquire substantially all of the assets of the Vendor (as defined in the Purchase Agreement).

WHEREAS, as the owner of shares in the Vendor, the Restricted Party will benefit from the amounts payable by the Buyer to the Vendor under the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

AGREEMENT

1. Covenant Not to Solicit or Hire. In consideration for the good and valuable consideration to be received by the Affiliates of the Restricted Party in connection with the transactions contemplated by the Purchase Agreement, the Restricted Party covenants and agrees that, from and after the Completion Date and for a period of three (3) years following the Completion Date (the “Non-Solicitation Period”), except pursuant to an express written agreement with Buyer, none of the Restricted Party, or any of its Affiliates or its or its Affiliates’ respective Representatives (in their respective capacities as such) shall, directly or indirectly, hire, solicit for employment, employ, retain or engage as an employee or otherwise engage in any capacity any Transferring Employees (“Restricted Persons”), or encourage, request, induce or advise any Restricted Persons to leave or modify his or her employment with the Buyer, or violate the terms of his or her employment agreement, engagement letter or other employment or engagement arrangement with Buyer; provided that the foregoing shall not prohibit any person or entity from soliciting, hiring or otherwise engaging any Restricted Person whose employment is terminated by Buyer following such termination or soliciting, hiring or otherwise engaging any Restricted Person who terminates his or her employment with Buyer at least six (6) months following such termination. For purposes of this Agreement, “Representative” means, with respect to any person or entity, any and all directors, managers, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such person or entity, and “Affiliate” of a person means a person that, directly or indirectly (through one or more intermediaries) controls, is controlled by, or is under common control with such first mentioned person, where for purposes of this definition of “Affiliate”, “control” means (i) the direct or indirect ownership of 50 percent or more of the voting shares or other voting interests or interests in profits, or (ii) the ability to otherwise control or direct the decisions of board of directors or equivalent governing body thereof.

2. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the termination of the Purchase Agreement prior to Completion in accordance with its terms and, upon such termination shall be of no further force or effect, without the creation or imposition of any penalty, liability or obligation upon any Party.

3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

if to Buyer:

Genetic Technologies Limited

60-66 Hanover Street

Fitzroy, Victoria 3065 Australia

Attention: Simon Morriss

Email: simon.morriss@gtglabs.com

with a copy (which shall not constitute notice) to:

Amos Meltzer

BioMeltzer Pty Limited

13 Wilgah Street

St Kilda East VIC 3183

Melbourne

Email: amos@BioMeltzer.com

if to the Restricted Party:

BelHealth Investment Partners

401 E. Las Olas Boulevard, Suite 1400

Fort Lauderdale, Florida 33301

Attention: Harold Blue

Email: hblue@belhealth.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York 10019-6022

Attention: Steven I. Suzzan

Email: steven.suzzan@nortonrosefulbright.com

4. Entire Agreement. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

5. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Restricted Party and Buyer. Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. This Agreement and any of the rights, interests or obligations hereunder shall only be assignable by Buyer and may not otherwise be assignable without Buyer’s prior written consent.

6. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

7. Miscellaneous. Sections 1.2 (Construction), 14 (Dispute), 18.6 (Costs), 18.7 (Counterparts) and 18.9 (Governing Law) of the Purchase Agreement are incorporated herein by reference, mutatis mutandis.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have executed and delivered this Non-Solicitation Agreement as of the date first above written.

BUYER:

GENETIC TECHNOLOGIES LIMITED

By:	/s/ Simon Morriss
Name:	Simon Morriss
Title:	Chief Executive Officer

RESTRICTED PARTY:

BELHEALTH INVESTMENT FUND II, L.P.

By:	BelHealth Investment Partners GP II, LLC, its General Partner

By:	/s/ Inder Tallur
Name:	Inder Tallur
Title:	President